MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management’s Discussion and Analysis of the financial position and results of operations is prepared as at August 30, 2006, and should be read in conjunction with the accompanying notice of no auditor review of interim financial statements.

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statement; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

This discussion contains forward-looking statements.  Forward-looking statements are subject, by their nature, to risks and uncertainties.  Actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. (“PAE” or the “Company”) develops, finances, produces and licenses film and television programming for exploitation by its own distribution division as well as third party distributors and broadcasters to viewing audiences throughout the world.  Originally incorporated in British Columbia in 1986 as Vidatron Enterprises, Ltd., PAE is now an Ontario company continuing under the Ontario Business Corporations Act. The Company’s growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce, market and sell proprietary programming.

Since January 2003, PAE has reorganized its business by restructuring its debt, establishing new production and sales operations in Toronto, Los Angeles and London and expanding its proprietary programming activities.  Our revenues now arise primarily from the receipt of non-refundable license fees associated with distribution rights to our film and television programming.

The Company operates through four divisions:

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Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.), based in Toronto, focuses on the development, financing and production of feature films, the licensing of those films in Canada and the collection of Canadian and international film tax incentives.  The name change became effective September 1, 2004.

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Peace Arch LA, Inc., based in Los Angeles, was formed in May 2004 to focus on the development, financing and production of feature films and the licensing of those films in the United States.

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Peace Arch Films Ltd., based in London, England, focuses on the distribution of the Company’s feature films and selected films by other producers outside North America.

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The Eyes Project Development Corp., based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace.  The Company’s television programs are currently distributed by a third party.

The Company’s production business operates through single purpose project subsidiaries that are established for each production or series.  The costs of production are financed by advances obtained through presales from customers, borrowings under project bank credit facilities, contributions from co-producers and working capital in support of other interim financing commitments.  Typically, the Company retains the rights to proprietary programming for exploitation in future periods and in additional markets and media.

Our business model is now focused on creating and distributing internationally films designed for the theatrical marketplace as well as television and DVD markets.  The Company’s move to larger budget films will enhance domestic releases in the theatrical markets.  On May 10, 2004, we concluded an agreement with Showtime Networks Inc. (“Showtime”), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE intends to release theatrically in Canada and internationally and which Showtime will premiere on the Showtime Network in the United States.  The agreement was announced jointly on May 11, 2004 by PAE and Showtime and recently extended for one year.

Under terms of the agreement, PAE will co-finance up to 15 motion pictures.  PAE will retain all non-USA rights as well as provide production support.  The agreement runs through 2007 and contemplates motion pictures with average budgets of approximately Cdn $15,000,000.  International representation of exploitation rights will be handled by Peace Arch Films Limited, the London, U.K.-based subsidiary of the Company.  The first of these pictures commenced photography in June 2004.

Mission

The mission of Peace Arch Entertainment Group Inc. is to develop, produce and license proprietary feature film and television programming of increasing quality, popularity and value, and to build upon the Company’s:

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Business model with integrated production, marketing and sales operations

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Global financing relationships

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Cost-effective production skills

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Distribution relationships and plans to increase global footprint

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Proprietary production to feed library growth

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Brand identity

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Management team

OPERATING RESULTS

The Company’s continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary film and television programming, but also on its ability to distribute its programming in all markets and media throughout the world through the utilization of the Company’s sales division and its sub-distributors operating in various locations around the world.

The Company reported net earnings for the three months ended May 31, 2005 of $1,967,000 or $0.10 diluted earnings per share compared to net earnings of $495,000 in 2004 or $0.02 diluted earnings per share.  The primary factor for this difference is the recognition of the gain on settlement of obligations.

(in thousands of dollars except per share information)	Three Months Ended May 31 2005 Restated	Three Months ended May 31 2004
Deliveries
Production Acquisitions	2	2
TV Episodes	3	0

Revenue	$4,291	$6,584
Net earnings for the period	$1,967	$495
Net earnings per share
Basic	$0.10	$0.03
Diluted	$0.10	$0.02

Revenue.  Revenue for the three months ended May 31, 2005 decreased by $2,293,000 to $4,291,000 compared to the $6,584,000 achieved for the three months ended May 31, 2004.  During the three months ended May 31, 2005, the Company accepted delivery of the feature films “American Soldiers”, and “Shadows in the Sun” and continues to distribute the library internationally. During the period, the Company was in production of 2 television series and held distribution rights for one film entitled “The Veteran”.

During the three months ended May 31, 2004, the Company delivered two feature films: “Hollywood Flies” and “Avalanche”.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and other production costs and other amortization, for the three months ended May 31, 2005 was $1,039,000 compared to $1,195,000 for the comparable period in the prior year.  As a percentage of revenue, gross profit was 24.2% for the three months ended May 31, 2005 compared to 18.2% for the three months ended May 31, 2004.  The films delivered in May 2005 had a higher margin component compared to the two films delivered in the comparable period in the prior year.

Selling, General and Administrative Expense.

Selling, general and administrative expenses increased to $935,000 for the three months ended May 31, 2005 compared to $839,000 in the same comparable period in fiscal 2004.  The increase in general and administrative expenses resulted in part from the new L.A. operation that commenced in May 2004, the issuance of stock options during the quarter and by additional third party professional services.

(in thousands of dollars)	Three Months ended May 31, 2005	Three Months ended May 31, 2004	Change
Selling, general and administrative expenses	$ 935	$ 839	11.4%

Total	$ 935	$ 839	11.4%

Amortization.  Amortization for the three months ended May 31, 2005 was lower than the same comparable period and is defined as follows:

(in thousands of dollars)	Three Months ended May 31, 2005	Three Months ended May 31, 2004	Change
Amortization of investment in film and television programming and other production costs	$ 3,252	$ 5,389	(39.7)%
Other amortization	22	5	440.0%
Total	$ 3,274	$ 5,394	(39.3)%

Amortization was $3,252,000 for the three months ended May 31, 2005 compared to $5,389,000 for the comparable period ended May 31, 2004, due to the lower revenues in the quarter.

Foreign Exchange Loss.  The Company has a portion of revenue and expenses denominated in currencies other than Canadian dollars and therefore, is subject to fluctuations in exchange rates.  Exchange rates may vary substantially and may have an adverse impact on the Company’s results of operations, prospects or financial condition.  For the three months ended May 31, 2005, the Company had a foreign exchange gain of $522,000, compared to a foreign exchange loss of $147,000 in the comparable period.  The majority of the gain for the quarter arises from the impact of translating foreign subsidiary’s (Peace Arch Films) non-monetary net assets to Canadian dollars at their historical foreign exchange conversion rates in an environment of strengthening Cdn$ against the £.  The remaining balance of the foreign exchange gain is a result of the fluctuation of the US dollar on production loans denominated in US dollars.

Interest Expense.   Interest expense was $123,000 for the three months ended May 31, 2005, representing a decrease of $64,000 from the comparable period in 2004, due to the change in dollar value mix of production loans related to delivered projects versus undelivered projects.  Interest related to undelivered projects is capitalized and not expensed.  This interest is charged to interest expense in future periods as the related film and television programs are delivered and costs are amortized.  The decrease is due to the fact that loans related to delivered productions are being repaid and thereby leading to a lower interest expense.

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

	Fiscal 2005			Fiscal 2004				Fiscal 2003
	May 31, 2005 Restated	February 28, 2005 Restated	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
Revenues	4,291	1,706	3,098	1,774	6,584	7,654	5,224	1,879	7,862	10,091
Earnings (loss) before income taxes	1,967	263	(583)	(3,437)	507	1,286	183	(2,960)	929	4,985
Net earnings (loss)	1,967	263	(583)	(2,448)	495	1,286	183	(2,886)	929	4,985
Basic earnings (loss) per common share	$0.10	0.02	(0.03)	(0.14)	0.03	0.07	(0.01)	(0.17)	0.11	0.84

The Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  We have determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.

The adjustment to the February 28, 2005 quarter is a reversal of $6.1 million in revenues and $5.7 million in amortization resulting in an increase of net loss of $0.4 million.

The Company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares. It was determined that the price of the company's stock on the settlement date should be used to value the obligation to issue shares at February 28, 2005. The adjustment to the February 28, 2005 quarter is a gain on the revaluation and settlement of obligation of $762,000 and to the May 31, 2005 quarter a reduction gain on settlement of obligations of $762,000.

The preceding table reflects the revised February 28, 2005, and May 31, 2005 quarterly results of operations as well as the quarterly results of the Company for the past two years.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.  The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.  For a discussion of all of the Company’s accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements.

The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, “Accounting By Producers and Distributors of Film” (“SOP 00-2”).  SOP 00-2, requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management’s estimate of the total revenue to be realized from all media and markets for that title.  Management regularly reviews and revises, when necessary, its total revenue estimates on a title-by-title basis which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount.  Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company’s financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs.  The fair value of the film or television program is determined using management’s estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

Revenues and expenses for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the license period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and other conditions as specified in the respective agreements have been met.

Revenue recognized from production services for third parties are recognized when the production is completed and delivered.  All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.  Costs related to proprietary programming are included, net of credits and amortization, in “Investment in film and television programming” on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms and the Company’s ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the Company’s accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations.

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG-15”), “Consolidation of Variable Interest Entities” AcG-15 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.  In May 2005, the Company acquired the shares of PAPDC for a nominal amount.  Up to the time of the acquisition, PAPDC was considered a VIE under AcG-15 and as such the Company has included the results of PAPDC in its consolidated results of operations.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the fair value method of accounting for stock-based compensation.  This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock option that have vested to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a charge to the Company’s opening deficit relating to all stock options vesting subsequent to April 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company’s ability to continue operations which depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. Management continues to review operations in order to identify additional strategies, including obtaining additional financing and future sales contracts designed to generate cash flow, improve the Company’s financial position and enable the timely discharge of the Company’s obligations.  The Company’s consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate.

The Company’s success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The nature of the business is such that significant initial expenditures are required to produce films and television while revenues from these films and television programs are earned over a period of time after their completion. The Company ensures that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.  The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and television programs while revenues from these films and television programs are earned over an extended period of time after their completion or acquisition.  As the business grows, the Company’s financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, we are dependant on continued access to external sources of financing.

Management has recently closed a US$2 million revolving bridge financing facility that will be used to fund preproduction costs on its future slate of feature film projects. This will be an interim measure prior to closing individual production financing, which costs would otherwise be funded by working capital.  Therefore, this interim financing facility is expected to significantly relieve corporate working capital requirements.

The Company strives to achieve cash-contributing profitable operations that provide adequate liquidity and a capital resource base for growth.  Every project the Company develops, acquires or undertakes targets a positive cash flow and profit margin from the outset.

(in thousands of dollars)	May 31, 2005 Restated	% of total assets Restated	May 31, 2004	% of total assets	August 31, 2004	% of total assets	August 31, 2003	% of total assets
Cash and cash equivalents	$ 536	1.0%	$ 1,460	3.0%	$ 1,484	2.6%	$ 911	2.5%
Restricted term deposits	21,341	38.3%	10,199	20.8%	21,339	37.1%	0	0.0%
Accounts receivable	16,095	28.9%	17,814	36.4%	16,088	28.0$	14,747	40.0%
Prepaid expenses	120	0.2%	254	0.5%	119	0.2%	407	1.1%
Investment in film and television programming	17,216	30.9%	19,173	39.1%	18,349	31.9%	20,805	56.4%
Property and equipment	420	0.7%	77	0.2%	89	0.2%	35	0.1%
Total Assets	$ 55,728	100.0%	$ 48,977	100.0%	$ 57,468	100.0%	$ 36,905	100.0%
Shareholders’ Equity	$ 7,042		$ 3,940		$ 3,248		$ 1,937

As at May 31, 2005, the Company had available cash or cash equivalents of $536,000.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.

Cash Flows from Operating Activities

During the three months ended May 31, 2005, $2,557,000 was used by operating activities, compared to $5,263,000 generated by operating activities for the same period in fiscal 2004.  Included in the cash flows from operating activities is the cash required for additions to investment in film and television programming of $1,068,000 compared to $4,376,000 for the same period in fiscal 2004.  Also included in cash flow from operating activities is a $4,111,000 change in non-cash working capital, mainly due to a $3,858,000 decrease in accounts payable and accrued liabilities.  The Company reported a cash flow arising from changes in non-cash operating activities of $4,773,000 for the same period in fiscal 2004.

Cash Flows from Investing Activities

For the three months ended May 31, 2005, cash flow used from investing activities amounted to $4,000 compared with a $10.2 million use of cash from investing activities for the same period in fiscal 2004.  During the period in fiscal 2004, the Company was a party to financing arrangements with a United Kingdom limited tax partnership (limited partnership) with respect to a film.  Under the terms of the arrangement the limited partnership provided financing contributions towards the cost of production.  Pursuant to the arrangement, the limited partnership appointed a subsidiary of the Company (the “subsidiary”) as the worldwide distributor for the production.  The subsidiary has provided a guarantee of minimum revenues to the limited partnership.  As security for the full value of the guaranteed revenues, due in 2009, the subsidiary lodged an interest bearing deposit with a German financial institution.  The deposit, as well as the interest earned thereon is restricted as security for the guarantee and cannot be used for any other purpose.  At May 31, 2004, the amount of the deposit was $10.2 million.

Cash Flows from Financing Activities

During the three months ended May 31, 2005, the Company contributed $1,120,000 from its financing activities, for production bank indebtedness net of loan repayments. For the same period in fiscal 2004, the Company contributed $6,063,000 consisting of a net decrease in production bank indebtedness of $4.1 million and net increase of $10.2 million related to issuance of revenue recognition obligation.  The Company finances its production activities through bank loans from project financing.

Production loan repayments are solely due from cash flows derived from each film and are independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at May 31, 2005 will be payable over the next year. The Company has total loan and credit facilities of $17.8 million which will come due for annual renewal over the next year.  Collection of receipts and revenue streams may extend beyond the original estimated date and beyond the loan payable date.  In the past the Company has managed to obtain extensions from its lenders.  Management will seek renewals and extensions of the individual production loan facilities and is confident that such agreement will be achievable.  However, there is no assurance the Company will be successful.

COMMITMENTS

The Company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor.  The total annual rental commitments are as follows:

(in thousands of dollars)	Payments Due by Period
	Total Restated	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Production Loans	17,804	17,804	-	-	-
Net Lease Obligations	345	187	120	38	-
Distribution Obligation	90	90	-	-	-
Obligation to Issue Shares	236	236	-	-	-
Revenue Guarantee Obligation	21,341	-	-	21,341	-
Total Contractual Obligations	39,816	18,317	120	21,379	-

OUTSTANDING SHARES

The Company is authorized to issue an unlimited number of Common Shares.  At May 31, 2005 the Company had 20,948,491 Common Shares outstanding (including 608,689 in escrow).  At August 31, 2004, the Company had 20,898,491 Common Shares outstanding (including 3,489,814 in escrow).

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2005, the Company paid $137,000 (2004 - $150,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.  At present the Chief Executive Officer has a 3-year management contract with the Company ending December 31, 2005.

b)

During the nine months ended May 31, 2005, the Company paid $32,000 (2004 - $77,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

c)

As at May 31, 2005, the Company was owed $137,000 (2004 - $519,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and had no specified repayment date. The 2004 balance included a receivable related to a sale to a related party.

d)

As at May 31, 2005, included in accounts receivable was $1,506,000 (US$1,200,000) (2004 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

e)

As at May 31, 2004, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $443,000.  This advance is non-interest bearing and due on demand.  During the nine months ended May 31, 2005, the Company has repaid the amount to the company controlled by a director and officer.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company’s revenues and earnings from operations.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company’s future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company’s failure to recoup its investment or realize its anticipated profits.

The Company’s business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company’s business.

The Company’s international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company’s international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company’s management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  The

Company typically amortizes a minimum of 80% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company’s production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company’s primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

Additional information relating to the Company can be found on SEDAR at www.sedar.com

Dated: August 30, 2006